Exhibit 3.9

DRUP/PFEO

5127624/2288796-v2

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

INCORPORATION OF COOPERATIVE

(Axcan Coöperatieve U.A.)

On this eleventh day of February two thousand eight appeared before me, Pieter Gerard van Druten, civil law notary officiating in Amsterdam, the Netherlands:

Oscar Alexander Pfeiffer, born in Rotterdam, the Netherlands, on the twenty-fourth day of December nineteen hundred and seventy-six, employed at Fred. Roeskestraat 100, 1076 ED Amsterdam, the Netherlands, for the purposes hereof acting as attorney - duly authorized in writing of two (2) written powers of attorney which will be attached to this deed – of:

1.	Axcan Intermediate Holdings Inc., a company (“incorporated”) under the laws of the State of Delaware, United States of America, and its office address at The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, United States of America, (“Incorporator I”); and

2.	Axcan US LLC., a company (“limited liability company”) under the laws of the State of [Delaware], United States of America, and its office address at The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, United States of America, (“Incorporator II” and together with Incorporator I, the “lncorporators”).

The person appearing declared that the Incorporators hereby incorporate a Cooperative under Dutch law (‘coöperatie’), with the following articles of association.

Article 1. Definitions and interpretation.

1.1	In these Articles the following expressions shall have the following meanings;

a.	“Board of Directors”: the board (bestuur) of the Cooperative;

b.	“Capital Contribution”: means in respect of a Member, as applicable, the amount of the capital contribution paid by such Member to the Cooperative or the agreed value of a contribution made in kind pursuant to these Articles;

c.	the “Cooperative”: the Cooperative hereby constituted;

d.	“General Meeting”: the body (orgaan) of the Cooperative consisting of all Members;

e.	“Member”; each member of the Cooperative;

f.	the “Member Capital Account”; shall have the meaning assigned thereto in Article 9;

g.	“Membership”: the membership (lidmaatschap) of the Cooperative;

h.	“Membership Rights” all the rights, obligations and contractual relationships that a Member has vis-à-vís the Cooperative which result from its Membership and these Articles, including, but not limited to, the rights of such Member to the Member Capital Account established for its benefit;

i.	“Unincorporated Companies” shall have the meaning assigned thereto in Article 5.1;

j.	“Profit Reserve” shall have the meaning assigned thereto in Article 19.1;

k.	“In writing” means by letter, by telecopier, by e-mail, or by message which is transmitted via any other current means of communication and which can be received in the written form, provided that the identity of the sender can be sufficiently established.

1.2	All references to Articles are references these articles of association of the Cooperative and the individual articles thereof.

Article 2. Name and Official Seat.

2.1	The name of the Cooperative is Axcan Coöperatieve U.A.

2.2	The Cooperative has its official seat in the municipality of Amsterdam, the Netherlands.

Article 3. Object.

3.1	The objects of the Cooperative are to provide for certain material needs of its Members, including cost savings, pursuant to the agreements concluded with its Members (as part and parcel of the Membership Rights and, if applicable, separate agreements the Cooperative may have entered into with the Members) in the business undertaking that the Cooperative carries on or procures to be carried on for that purpose for the benefit of its Members. The Cooperative may, in furtherance of its objects, inter alia, collect funds from its Members and invest these funds.

3.2	The Cooperative pursues the object set out in Article 3.1 by carrying out, or causing to be carried out, the following business activities in its own name and for its own account and at its own risk:

a.	to invest the funds made available by its Members in order to realise profits for the benefit of its Members;

b.	to provide loans to its Members or group companies of its Members;

c.	to acquire and/or manage businesses and companies;

d.	to finance businesses and companies;

e.	to borrow, lend and to raise funds;

f.	to incorporate, to participate in any way whatsoever, to manage and to supervise businesses and companies;

g.	to supply advice and to render advice to enterprises and companies in which the Cooperative holds an interest;

h.	to render guarantees, to bind the Cooperative and to pledge its assets for obligations of the companies and enterprises in which the Cooperative directly or indirectly holds an interest,

as well as everything pertaining to the foregoing, relating thereto or conducive thereto, all in the widest sense of the word.

3.3	The Cooperative may conclude agreements similar to those that it concludes with its Members also with third parties, but not to such an extent that the agreements with its Members are of secondary importance only.

Article 4. Amendment to Agreements.

4.1	The Cooperative is authorized by means of a resolution to amend agreements conducted with its Members and any separate agreements with its Members, provided that it has clearly reserved that power in the applicable agreement. Reference to articles of association, bylaws, general terms and conditions or the like will not be sufficient for that purpose.

4.2	The Cooperative may invoke an amendment as referred to in Article 4.1 against the other party to the agreement in question only if that other party was notified of the amendment in writing.

Article 5. Members.

5.1	The following parties may be Members:

•	individuals;

•	legal entities; and

•	partnerships and companies without legal personality (rechtspersoonlijkheid) (hereinafter: “Unincorporated Companies”).

5.2	The Membership (and the attached Membership Rights) is non-personal and transferable in accordance with Article 5.4 and Article 5.5. The provisions of Article 6 will apply accordingly to such transfer.

5.3	The Membership of a legal entity that ceases to exist as a result of a merger (fusie) or demerger (splitsing) or any equivalent under applicable law will pass to the acquiring legal entity or, in accordance with the description attached to the deed of demerger, to one of the acquiring legal entities, subject to Article 5.5.

The Membership of a legal entity that ceases to exist as a result of a liquidation of that Member or any equivalent under applicable law will be transferred to the individual, legal entity or Unincorporated Company receiving the relevant distribution of the Member’s assets from the liquidator or, in accordance with the description attached to any liquidation documents, to the individual, legal entity or Unincorporated Company receiving the relevant distribution of the Member’s assets from the liquidator, provided that Article 5.4 and Article 5.5 have been complied with.

5.4	The transfer, pledge, vesting of a right of ususfruct or otherwise dispose or encumbrance of a Membership (and the attached Membership Rights) shall require an agreement, to which those involved are party, followed by a notice in writing to the Cooperative.

5.5	The transfer, pledge, vesting of a right of ususfruct or otherwise dispose or encumbrance of a Membership (and the attached Membership Rights) shall only be valid with the prior written unanimous approval of all Members.

Article 6. Admission.

6.1	The Board of Directors will decide on the admission of a new Member, provided that such resolution requires the prior written unanimous approval of all Members.

6.2	If a party is not admitted as a new Member, the General Meeting may decide to admit that party after all by means of a unanimous written resolution of all Members.

6.3	The General Meeting shall determine the initial contribution to the Member Capital Account of a new Member.

Article 7. Members’ Register.

7.1	The Board of Directors will keep a register in which the names and addresses of all of the Members will be recorded.

7.2	Each Member is required to notify the Cooperative of its address details in writing.

Article 8. End of the Membership.

8.1	With due observance of the provisions of Articles 5.2 and 5.3, the Membership will end:

a.	if the Member is:

•	a legal entity: when that legal entity ceases to exist, without prejudice to Article 5.3;

•	an Unincorporated Company: upon the winding up of the Unincorporated Company in question;

b.	upon notice of termination being given by the Member;

c.	upon notice of termination being given by the Cooperative to the Member. Such notice of termination may be given:

•	if a Member no longer meets the requirements stipulated for the Membership by the Articles; or

•	if a Member no longer fulfils its obligations towards the Cooperative, or if the Cooperative cannot reasonably be required to continue the Membership;

d.	upon the Member being removed. A Member may be removed only if it acts contrary to the Articles, bylaws or resolutions of the Cooperative, or unreasonably disadvantages the Cooperative.

8.2	Notice of termination on the part of the Cooperative will be given by the Board of Directors.

8.3	Notice of termination of the Membership by the Member or by the Cooperative may be given only effective from the end of a financial year and with due observance of a notice period of four weeks. The Membership may be terminated with immediate effect, however, if the Cooperative or the Member cannot reasonably be required to continue the Membership.

8.4	Notice of termination contrary to the provisions of Article 8.3 will terminate the Membership as from the earliest permitted date after the date as from which notice of termination was given.

8.5	A Member may furthermore terminate its Membership with immediate effect within one month after a resolution by which its rights are limited or its obligations are increased comes to its knowledge or is notified to him; the resolution will then not apply to that Member. This power of the Member does not apply in the event of any adjustment of financial rights and obligations.

8.6	A Member may also terminate its Membership with immediate effect within one month after being informed of a resolution to convert the Cooperative into a different legal form or a merger or demerger resolution within the meaning of Book 2, Title 7, of the Dutch Civil Code.

8.7	A removal from the Membership will be effected by the Board of Directors.

8.8	In the event of a resolution on termination of the Membership by the Cooperative on the grounds that a Member has failed to fulfil its obligations towards the Cooperative or that the Cooperative cannot reasonably be required to continue the Membership, and in the event of a resolution to remove a Member, the party in question may file an appeal with the General Meeting within one month of being notified of such resolution. To that end it will be informed of the resolution in writing as soon as possible, stating the reasons. During the period of appeal and pending the appeal the Member will be suspended, on the understanding, however, that the suspended Member will have access to the General Meeting at which the resolution to suspend the Member will be discussed and may address that meeting.

8.9	If the Membership ends in the course of a financial year, the annual contribution, for that financial year (if any) will nevertheless be due in full.

8.10	Upon termination of a Membership, payment will be made to such Member in an amount equal to the amount that the relevant Member would receive pursuant to Article 27 if the Cooperative would be dissolved and liquidated at the time of termination.

Article 9. Obligations of the Members.

9.1	By unanimous resolution of the General Meeting adopted at the proposal of the Board of Directors, obligations may be imposed on the Members to pay an annual contribution and/or to pay Members’ capital, whether or not risk bearing.

9.2	Any Capital Contribution by a Member, other than those referred to in Article 9.1 may only be made with the prior unanimous approval of all Members.

9.3

An account (the “Member Capital Account”) shall be established in the books of the Cooperative for each and every Member. Each Member Capital Account shall be credited with an amount equal to the value of the Capital Contribution to the Cooperative made by the applicable Member at the date of such Capital

Contribution and shall otherwise increase and decrease in accordance with the terms and conditions of these Articles and as otherwise agreed between the Cooperative and the Members.

9.4	Any relative change between Members in the amounts of the Member Capital Account shall require the prior written unanimous approval of all Members.

Article 10. Liability of the Members.

Any and all liability of the Members or former Members to contribute to any deficits that become apparent upon the winding up of the Cooperative is excluded.

Article 11. Composition of Board of Directors.

11.1	The Board of Directors shall consist of one or more members A and one or more members B, to be determined by the General Meeting.

11.2	Both individuals and legal entities can be members of the Board of Directors.

Article 12. Appointment of Board of Directors.

The members of the Board of Directors will be appointed by the General Meeting. Any vacancies will be filled as soon as possible.

Article 13. End of Board Membership. Suspension.

13.1	Each member of the Board of Directors, even if he has been appointed for a specified period, may at all times be removed from office or suspended by the General Meeting. Each suspension may be extended once or several times, but may not last longer than a total of three months. If no decision has been made at the end of that period to terminate the suspension or to remove the member of the Board of Directors from office, the suspension will end.

13.2	The membership of the Board of Directors will furthermore end when a member of the Board of Directors retires from the Board of Directors.

Article 14. Management Task. Decision-making Process. Allocation of Duties.

14.1	Without prejudice to the limitations imposed by these Articles, the Board of Directors will be entrusted with the management of the Cooperative.

14.2	When making resolutions, each member of the Board of Directors may cast one vote. All resolutions of the Board of Directors shall be adopted by more than half of the votes cast. A member of the Board of Directors may be represented at a meeting of the Board of Directors by a fellow member of the Board of Directors pursuant to a power of attorney issued in writing.

14.3	At least one physical meeting of the Board of Directors shall be held in the Netherlands each year.

14.4	The Board of Directors may draw up bylaws setting out rules on the decision-making process by the Board of Directors.

14.5	The Board of Directors may set out in an allocation of duties with which duty each Board Member will be especially entrusted. The allocation of duties will require the approval of the General Meeting.

14.6

Resolutions of the Board of Directors may also be adopted in a manner other than at a meeting, in writing or otherwise, provided the proposal concerned is submitted to all members of the Board of Directors then in office and none of them objects to the relevant manner of adopting resolutions. A report shall be prepared by the Board of Directors, or by a member of the Board of Directors designated for that purpose, on a resolution adopted other than at a meeting which is not adopted in writing, and such report shall be signed by two members of the Board of Directors, or if only one member of the Board of Directors is in office, by that member. Adoption of resolutions in writing shall be effected by written statements from all members of the Board of Directors then in office.

Article 15. Representation.

15.1	The Board of Directors is authorized to represent the Cooperative. A member A and a Member B acting jointly shall also be authorized to represent the Cooperative.

15.2	The Board of Directors may appoint officers with a general or limited power to represent the Cooperative. Each officer represents the Cooperative, subject to the restrictions imposed on him. The Board of Directors shall determine each officer’s title.

15.3	In the event of a conflict of interests between the Cooperative and a member of the Board of Directors, the General Meeting may appoint one or more persons to represent the Cooperative in the case at hand or in general in the event of such a conflict.

15.4	If a seat is vacant on the Board of Directors (‘ontstentenis’) or a member of the Board of Directors is unable to perform his duties (‘belet’), the remaining members or member of the Board of Directors shall be temporarily entrusted with the management of the Cooperative.

15.5	If all members or the sole member of the Board of Directors are absent or prevented from performing their duties, the person appointed for that purpose by the General Meeting, shall be temporarily entrusted with the management of the Cooperative.

Article 16. Approval of Board Resolutions.

16.1	The General Meeting may require resolutions of the Board of Directors to be subject to its approval. The Board of Directors shall be notified in writing of such resolutions, which shall be clearly specified.

16.2	The absence of approval by the General Meeting of a resolution as referred to in Article 16.1 shall not affect the authority of the Board of Directors or its Members to represent the Cooperative.

Article 17. Financial Year. Annual Accounts.

17.1	The Cooperative’s financial year shall be from the first day of October up to and including the thirtieth day of September of the following year.

17.2	The Board of Directors is required in such a way to keep records of the financial condition of the Cooperative and of all matters related to the activities of the Cooperative, in accordance with the requirements arising from those activities, and to keep the related books, records and other data carriers in such a way, that the rights and obligations of the Cooperative are all times apparent therefrom.

17.3

Annually, within six months after the end of the financial year, unless that period is extended by not more than five months by the General Meeting on the grounds of special circumstances, the Board of Directors will draw up annual accounts and will make them available for inspection by the Members at the office of the Cooperative. Within that period, the Board of Directors will also make the annual report available for inspection by the Members, unless Section 2:396 subsection 6, first sentence, or Section 2:403, of the Dutch Civil Code applies to the Cooperative. The annual accounts consist of a balance sheet and a profit and loss account with explanatory notes.

17.4	The drafted annual accounts will be signed by the members of the Board of Directors; if the signature of one or more of them is missing, that fact and the reason therefore will be stated.

17.5	The Cooperative will ensure that the drafted annual accounts, the annual report and the information to be added thereto pursuant to Section 2:392 subsection 1 of the Dutch Civil Code are available at its office from the date of convening of the General Meeting intended for the discussion of the annual accounts. The Members may inspect the documents there and receive free copies thereof.

17.6	The annual accounts will be adopted by the General Meeting to be convened by the Board of Directors not later than one month after the end of the term referred to in Article 17.3.

17.7	The General Meeting may grant full or limited discharge to the members of the Board of Directors for the management pursued.

17.8	The Board of Directors is required to keep the books, records and other data carriers referred to in Articles 17.2 and 17.3 for a period of seven years, without prejudice to the following provisions of Article 17.9.

17.9	The data placed on a data carrier, with the exception of the balance sheet and the profit and loss account set down on paper, may be transferred to and kept on another data carrier, provided that this transfer takes place while correctly and fully representing the data and provided that the data are available throughout the entire retention period and can be made readable within a reasonable period.

Article 18. Audit of Annual Accounts.

18.1	The Cooperative may and, if so required by law, must instruct an auditor within the meaning of Section 2:393 subsection 1 of the Dutch Civil Code to audit the annual accounts.

18.2	The General Meeting is authorised to give this instruction. If it fails to do so, the Board of Directors will be so authorised. The appointment of an auditor will not be limited by any nomination. The instruction may be withdrawn at all times by the General Meeting or by the Board of Directors if it gave that instruction.

18.3	The auditor will report on his audit to the Board of Directors.

18.4	The auditor will set out the outcome of his audit in a certificate concerning the fairness of the annual accounts. The auditor’s certificate will be made available to the Members in accordance with Article 17.5.

18.5	If no auditor’s certificate as referred to above is made available in accordance with Article 17.5, the General Meeting will each year appoint a financial committee consisting of at least two members, who may not be members of the Board of Directors. The financial committee will audit the annual accounts and will report to the General Meeting on its findings. If the auditing of the annual accounts requires special accounting knowledge, the financial committee may be assisted by an expert. The Board of Directors is required to provide the financial committee with all of the information requested by it for the benefit of its audit, to show it the cash and assets if it so wishes, and to make the books, records and other data carriers of the Cooperative available to it for its inspection.

Article 19. Membership profits and Profits Reserve.

19.1	The Cooperative shall maintain a profit reserve to which the profits and losses in any current financial year shall be allocated in accordance with the provisions of this Article 19 (the “Profit Reserve”).

19.2	From the current year accrued profits first an amount equal to the negative balance of the Profit Reserve (if any) shall be allocated to the Profit Reserve. Any balance remaining shall, subject to Article 19.4(ii), be distributed to the Members pro rata to the balance of their respective Member Capital Accounts and/or added to the Profit Reserve in the amount or amounts as determined by the General Meeting.

19.3	Current year accrued losses shall be allocated to the Profit Reserve.

19.4	Any distribution at the expense of the Profit Reserve can only be made pursuant to a unanimous resolution of the General Meeting but:

(i)	only up and to the extent of the positive balance of the Profit Reserve; and

(ii)	provided that distributions shall at all times be made to the Members pro rata to the balance of their respective Member Capital Accounts, unless unanimously decided otherwise by the Members; and

(iii)	only up and to the extent that such distribution does not result in the Cooperative having or increasing a negative equity position.

19.5	Distribution of current year accrued profits shall only be made after adoption of the annual accounts.

19.6	The General Meeting may unanimously decide to make interim distributions from profits realized during a current year (as estimated by the General Meeting) to the Members, subject to Article 19.4(ii) and (iii). The authority to determine the timing and further conditions of any other distribution to the members, at the charge of the Member Capital Accounts, shall be vested in the General Meeting, provided that each Member Capital Account must have a positive balance at all times.

19.7	A deficit may be made up to the detriment of the reserves prescribed by law only in so far as so permitted by law.

Article 20. General Meetings.

20.1	All powers in the Cooperative not assigned by law or by these Articles to the Board of Directors will vest in the General Meeting.

20.2	Annually, not later than within six months after the end of the financial year, unless that period is extended by the General Meeting, a General Meeting – the Annual Meeting – will be held. The following will be discussed at the Annual Meeting, among other things:

a.	if applicable: the annual report;

b.	if applicable: the report by the financial committee as referred to in Article 18;

c.	the adoption of the annual accounts;

d.	the granting of discharge to members of the Board of Directors;

e.	unless an auditor has already been given an instruction as referred to in Article 18 for the following financial year: the appointment of an auditor or financial committee in accordance with Article 18;

f.	the filling of any vacancies;

g.	proposals of the Board of Directors or the Members, announced in the notices convening the meeting.

20.3	Other General Meetings will be convened as often as the Board of Directors considers desirable or it is required to do so by law or by these Articles.

20.4	At the written request of at least such number of Members as are authorized to cast one-tenth of the votes at the General Meeting, the Board of Directors will be required to convene a General Meeting to be held within a period of not more than four weeks after the filing of the request. If the request is not complied with within fourteen days, the applicants may themselves convene a meeting, in accordance with Article 24 or by means of an advertisement in at least one popular newspaper in the place where the Cooperative has its official seat, with due observance of the notice period for convening a meeting as specified in Article 24. The applicants may then assign the chairmanship of the meeting and the keeping of minutes to parties other than members of the Board of Directors.

Article 21. Access to Meetings and Voting Rights.

21.1	All Members and all members of the Board of Directors who are not Members will have access to the General Meeting. Suspended Members, save for the provisions of Article 8.8, and suspended members of the Board of Directors will not have access to the General Meeting.

21.2	The chairperson of the meeting will decide on the admission of parties other than those referred to in Article 21.1.

21.3	Each Member that has not been suspended shall be entitled to cast one (1) vote.

21.4	A person entitled to vote may grant another person entitled to vote a written proxy to cast his vote.

Article 22. Chairmanship. Minutes.

22.1	The General Meetings will be chaired by the president of the Board of Directors. If the president is absent, one of the other members of the Board of Directors, to be designated by the Board of Directors, will act as the chairperson. If no chairperson can be appointed in this manner either, the meeting will appoint its own chairperson. Until that moment, the chairperson will be the oldest person present at the meeting in terms of age.

22.2	Minutes will be kept of the business transacted at each meeting by a person designated for that purpose by the chairperson, which minutes will be adopted and signed by the chairperson and by the secretary. The person convening the meeting may have a notarial report drawn up of the business transacted. The content of the minutes or of the official report will be brought to the attention of the Members.

Article 23. Decision-making Process by the General Meeting.

23.1	The opinion of the chairperson, expressed at the General Meeting, on the outcome of a vote will be decisive. The same applies to the content of a resolution adopted in so far as a vote was held on a proposal not laid down in writing.

23.2	If, however, immediately after a decision as referred to in Article 23.1 being pronounced, its correctness is disputed, a new vote will be held if the majority of the meeting or, if the original vote was not taken by roll call or in writing, a person entitled to vote who is present so requires. The legal effects of the original vote will lapse as a result of that new vote.

23.3	Except in so far as a greater majority is prescribed by law or by these Articles, all resolutions of the General Meeting will be adopted by an absolute majority of the votes cast.

23.4	Blank and invalid votes shall not be counted as votes.

23.5	If no one has acquired the absolute majority in a vote on persons, a second vote or, in the event of a binding nomination, a second vote between the nominated candidates will be held. If then again no one has acquired the absolute majority, new votes will be held until either one person has acquired the absolute majority or a vote has been held between two persons and that vote is equally divided. The aforesaid new votes (not including the second vote) will each time be held between the persons who received votes in the preceding vote, with the exception, however, of the person who received the smallest number of votes in that preceding vote. If the smallest number of votes in that preceding vote was cast in respect of more than one person, a drawing of lots will decide in respect of which of those persons no vote may be cast in the new vote. If a vote between two persons is equally divided, a drawing of lots will decide which of them has been elected.

23.6	If a vote is equally divided, the proposal will have been rejected, without prejudice to the provisions of Article 23.5.

23.7	All votes will be taken orally, unless (i) these articles prescribe otherwise, or (ii) the chairperson provides that the votes will be cast in writing. In the case of an election of persons, a person entitled to vote who is present may demand that the votes be cast in writing. Written voting will take place by unsigned secret ballot notes. Decision-making by acclamation is possible, unless a person entitled to vote requires voting by roll call.

23.8	Provided that all the Members are present or represented at a General Meeting, valid resolutions may be adopted, provided that this is done by a unanimous vote, on all subjects raised – therefore including a proposal to amend these Articles or to wind up the Cooperative – even if the meeting was not convened in the prescribed manner or if any other regulation on the convening and holding of meetings or a related formality has not been observed.

23.9	A unanimous resolution of all the Members, even if they are not present at a meeting, will have the same force as a resolution of the General Meeting, provided that it is adopted with the prior knowledge of the Board of Directors.

Article 24. Convening of General Meetings.

24.1	The General Meetings will be convened by the Board of Directors, without prejudice to the provisions of Article 20.4. The notices convening the General Meeting will be sent in writing to the addresses of the Members set out in the Members’ register referred to in Article 7. The convocation notice shall contain the agenda, without prejudice to Article 26. The minimum term for convening the meeting is seven days.

24.2	The subjects to be discussed must be stated in the notices convening the General Meetings, without prejudice to the provisions of Articles 25 and 26.

Article 25. Amendments to the Articles.

25.1	These Articles may not be amended otherwise than by resolution of the General Meeting, which has been convened while the notice convening such meeting stated that an amendment to these Articles would be proposed at that meeting.

25.2	The person convening the General Meeting for the discussion of a proposal to amend the Articles must make a copy of that proposal, containing the proposed amendment verbatim, available at a suitable place for inspection by the Members, at least five days before the meeting until the end of the day at which the meeting is held.

25.3	A resolution to amend these Articles will require at least two-thirds of the votes cast at a meeting at which at least two-thirds of the Members are present or represented. If two-thirds of the Members are not present or represented, a second meeting will be convened after that first meeting, to be held within four weeks after the first meeting, at which a resolution may be adopted on the proposal raised at the previous meeting regardless of the number of Members present or represented, provided that this is done by a majority of at least two-thirds of the votes cast.

25.4	An amendment to the Articles will not enter into force until a notarial deed has been drawn up. Each member of the Board of Directors is authorised to have that deed executed.

Article 26. Winding up. Liquidation.

26.1	The Cooperative may be wound up by a resolution of the General Meeting. The provisions of Articles 25.1 and 25.3 will apply accordingly.

26.2	After the winding up, the Cooperative will be liquidated by the members of the Board of Directors. The Board of Directors may decide to appoint other persons as liquidators.

26.3	The balance remaining after payment of debts of the terminated Cooperative shall be transferred to the Members pro rata to the balance of their respective Member Capital Accounts, unless decided otherwise by the General Meeting.

26.4	Otherwise the provisions of Book 2, Title 1, of the Dutch Civil Code will apply to the liquidation.

Transitory Provision.

Article 27.

The first financial year of the Cooperative ends on the thirtieth day of September two thousand eight. This Article 28 will cease to exist after the first financial year.

Finally, the person appearing declared as follows:

a.	the Incorporators are hereby admitted as Members as per the moment of incorporation of the Cooperative;

b.	the Incorporators have agreed to each make a Capital Contribution of one thousand United States dollars (US$ 1,000.00) to the Cooperative, which amounts shall be paid as to be directed by the Cooperative and shall be added to their respective Member Capital Accounts;

c.	as first members of the Board of Directors shall be appointed:

•	Pedro Fernandes das Neves, residing at Rue de Hêtres 8, L-8137 Bridel, Luxembourg, born in Lisbon, Portugal, on the fifteenth day of October nineteenhundred seventy-four, as member A;

•

Clive Denis Bode, residing at Tehama Street 464, CA 94103 San Francisco, United States of America, born in Birmingham, United Kingdom, on the third day of June nineteen hundred forty-three, as member A;

•	Justus Hendrik Wirix, residing at Laan der Hesperiden 96, 1076 DX Amsterdam, born in Arnhem, the Netherlands, on the third day of May nineteen hundred forty-seven, as member B; and

•	Ronald Arendsen, residing at Leidsevaart 126, 2013 HD Haarlem, born in Nijkerk, the Netherlands, on the twelfth day of May nineteen hundred sixty-seven, as member B.

End.

The person appearing is known to me, civil law notary.

This deed, drawn up to be kept in the civil law notary’s custody, was executed in Amsterdam on the date first above written.

Before reading out, a concise summary of the contents of this deed was given to the person appearing and clarified to him. He then declared that he had noted and agreed with the contents and did not want a full reading thereof. Thereupon, after limited reading, this deed was signed by the person appearing and by me, civil law notary.

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

(Axcan Coöperatieve U.A.)

This fifth day of May two thousand and eight, there appeared before me, Pieter Gerard van Druten, civil law notary in Amsterdam, the Netherlands:

Oscar Alexander Pfeiffer, born in Rotterdam, the Netherlands, on the twenty-fourth day of December nineteen hundred and seventy-six, employed at Fred. Roeskestraat 100, 1076 ED Amsterdam, the Netherlands.

The person appearing declared the following:

On the fifth day of May two thousand and eight the general meeting of Axcan Coöperatieve U.A., a cooperative under Dutch law (coöperatie), having its official seat in Amsterdam and its office address at Fred. Roeskestraat 123, 1076EE Amsterdam, the Netherlands (the “Cooperative”), resolved to partially amend the Articles of Association of the Cooperative, as well as to authorize the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a copy of the resolution of the members attached to this deed (Annex).

The Articles of Association of the Cooperative were established at the incorporation of the Cooperative by a deed of incorporation, executed on the eleventh day of February two thousand eight, before P.G. van Druten, aforementioned.

In implementing the aforementioned resolution, the Articles of Association of the Cooperative are hereby amended as follows.

AMENDMENT

Article 3 paragraph 2 under h. is hereby amended and shall read as follows:

“h.	to grant guarantees, to bind the Cooperative and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties,”

End.

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents.

After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.